SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ---------------------


                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                             (Amendment No. 8)
                           ---------------------


                     SANTA FE PACIFIC GOLD CORPORATION

                         (Name of Subject Company)
                           ---------------------


                          HOMESTAKE MINING COMPANY

                    (Name of Person(s) Filing Statement)
                           ---------------------


                  Common Stock, par value $0.01 per share
         (including the associated Preferred Share Purchase Rights)

                       (Title of Class of Securities)

                                  80217610

                   (CUSIP Number of Class of Securities)
                           ---------------------


                                 Wayne Kirk
          Vice President, General Counsel and Corporate Secretary
                          Homestake Mining Company
                           650 California Street
                    San Francisco, California 94108-2788
                               (415) 981-8150

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000



     THIS AMENDMENT NO. 8 TO SOLICITATION/RECOMMENDATION STATEMENT RELATES TO A PROPOSED EXCHANGE OFFER BY NEWMONT MINING CORPORATION DESCRIBED IN ITS REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 1997 (REGISTRATION NO. 333-19335), WHICH OFFER HAS NOT BEEN COMMENCED. BY FILING THIS AMENDMENT NO. 8 TO SOLICITATION/RECOMMENDATION STATEMENT, HOMESTAKE MINING COMPANY DOES NOT ADMIT THAT IT IS REQUIRED TO MAKE THIS FILING.




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          Homestake Mining Company ("Homestake") hereby amends and
supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed on January 16, 1997, as amended by Amendments No. 1 to No. 7 with respect to the proposed offer by Newmont Mining Corporation ("Newmont") to exchange each share of Santa Fe Pacific Gold Corporation ("Santa Fe") common stock, $0.01 par value, together with the associated preferred share purchase rights, for 0.40 of a share of Newmont Common Stock, $1.60 par value.


Item 6.    Recent Transactions and Intent with Respect to
           Securities.

          Item 6 of the Statement is hereby amended to add the following information at the end thereof:

          On February 28, 1997, Homestake issued a Press Release announcing that Prime Resources Group Inc. (50.6% owned by Homestake) received a positive feasibility study for the construction of a gravity and flotation processing facility at the Eskay Creek mine located in northern British Columbia, Canada. A copy of the text of Homestake's Press Release is attached as Exhibit 99.15, and is incorporated herein by reference. In addition, on February 28, 1997, Homestake issued a Press Release announcing that its wholly-owned subsidiary, Homestake Canada Inc., has sold its joint venture interests in the George Lake and Back River gold properties to Arauco Resources Corporation of Toronto, Canada. A copy of the text of Homestake's Press Release is attached as Exhibit 99.16, and is incorporated herein by reference.


Item 9.    Materials to be filed as Exhibits.

          Item 9 of the Statement is hereby amended to add the following
Exhibit:

Exhibit 99.15 - Text of Press Release issued by Homestake on
                February 28, 1997.

Exhibit 99.16 - Text of Press Release issued by Homestake on
                February 28, 1997.





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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.




                          HOMESTAKE MINING COMPANY


                          By:  /S/ GENE G. ELAM
                             Name:  Gene G. Elam
                             Title: Vice President,
                                    Finance and
                                    Chief Financial Officer

Dated:  February 28, 1997




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                               EXHIBIT INDEX

Exhibit 99.15 - Text of Press Release issued by Homestake on
                February 28, 1997.

Exhibit 99.16 - Text of Press Release issued by Homestake on
                February 28, 1997.